U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING
                                     (Check One):

          []Form 10-K []Form 20-F []Form 11-K [X]Form 10-Q []Form N-SAR
          For Period Ended:  June 30, 1995
                             ..............................................
          [] Transition Report on Form 10-K
          [] Transition Report on Form 20-F
          [] Transition Report on Form 11-K
          [] Transition Report on Form 10-Q
          [] Transition Report on Form N-SAR
          For the Transition Period Ended:  ...............................

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               Read Attached Instruction Sheet Before Preparing Form.
          Please Print or Type.
               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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               If the notification relates to a portion of the filing
          checked above, identify the Item(s) to which the notification relates: Not applicable.

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                           PART I - REGISTRANT INFORMATION

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          Full Name of Registrant:        WARNER INSURANCE SERVICES, INC.
                                          .................................

          Former Name If Applicable:      Not Applicable.
                                          .................................

          Address of Principal Executive Office (Street and Number)
          17-01 Pollitt Drive, Fair Lawn,        New Jersey           07410
          .................................................................
                               City              State             Zip Code

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                          PART II - RULES 12b-25(b) AND (c)
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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-
          [X] SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                 PART III - NARRATIVE

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          State below in reasonable detail the reasons why Form 10-K, 20-F,
          11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

               Warner Insurance Services, Inc. (the "Registrant") has been unable to complete its preparation of its consolidated financial statements for the fiscal quarter ended June 30, 1995 and related adjustments. The Registrant is also in the process of completing its review and analysis of its actuarial reports, the results of which are expected to have a direct impact upon the Registrant's consolidated financial statements. Since such effect is still in the process of being analyzed and finalized, the Registrant is unable to complete the Quarterly Report on Form 10-Q, containing the consolidated financial statements of the Registrant, by August 14, 1995 without unreasonable effort or expense. Every effort is being made to expedite the completion of the review of the actuarial reports and the preparation of the Registrant's consolidated financial statements such that the Registrant will be in a position to file the Form 10-Q on or before the fifth calendar day following the prescribed due date for the Form
          10-Q.

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                             PART IV - OTHER INFORMATION

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               (1) Name and telephone number of person to contact in regard to this notification:

               Bradley J. Hughes        (201)          794-4800
               ............................................................
               (Name)                   (Area Code)    (Telephone Number)

               (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes     [] No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [X] Yes     [] No

               If so: provide an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               On November 11, 1994, the Registrant announced that its Board of Directors had voted to retain COVER-ALL Systems, Inc. (a wholly-owned subsidiary that provides software products to the property/casualty insurance industry) ("COVER-ALL"), thereby cancelling the plan adopted in March 1994 to implement a tax-free spin-off of 100% of the stock of COVER-ALL on a pro rata basis to the Registrant's stockholders. Accordingly, COVER-ALL operations for the quarter and six months ended June 30, 1994 will be reclassified and included as a part of the continuing operations. In the Registrant's previously issued quarterly financial reports for the first two quarters of 1994, COVER-ALL's losses from operations and provision for loss on spin-off were reflected as operations "pending spin-off." Such treatment was reclassified in the 1994 third quarter report.

               Loss from continuing operations for the quarter ended March 31, 1995 was $(3,487,592) ($0.41 per share) compared to
          $(216,456) ($0.02 per share) in the same quarter of 1994. Loss from continuing operations for the quarter ended June 30, 1994 was $(1,149,903) ($0.13 per share). Results for the quarter ended June 30, 1995 cannot be reasonably estimated due to the incomplete analysis described in Part III of this Form.


                                      SIGNATURE
                                      ---------


                    WARNER INSURANCE SERVICES, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



          Dated:  August 14, 1995       WARNER INSURANCE SERVICES, INC.



                                        By: /s/ Bradley J. Hughes
                                            ---------------------------
                                           Name:  Bradley J. Hughes
                                           Title: Vice President, Finance
                                                  and Administration
                                                  and Chief Financial
                                                  Officer